Exhibit 99.2

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CORPORATE PARTICIPANTS

James C. Mullen Patheon N.V. - CEO and Executive Director

Kenneth J. Apicerno Thermo Fisher Scientific Inc. - VP of IR and Treasurer

Marc N. Casper Thermo Fisher Scientific Inc. - CEO, President and Director

Stephen Williamson Thermo Fisher Scientific Inc. - CFO and SVP

CONFERENCE CALL PARTICIPANTS

Derik De Bruin BofA Merrill Lynch, Research Division - MD of Equity Research

Douglas Anthony Schenkel Cowen and Company, LLC, Research Division - MD and Senior Research Analyst

Isaac Ro Goldman Sachs Group Inc., Research Division - VP

Jack Meehan Barclays PLC, Research Division - VP and Senior Research Analyst

Matthew Ian Mishan KeyBanc Capital Markets Inc., Research Division - VP and Senior Equity Research Analyst

Ross Jordan Muken Evercore ISI, Research Division - Senior MD, Head of Healthcare Services and Technology and Fundamental Research Analyst

Timothy Cameron Evans Wells Fargo Securities, LLC, Research Division - VP and Senior Equity Analyst

Tycho W. Peterson JP Morgan Chase & Co, Research Division - Senior Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to today’s conference call and webcast to discuss Thermo Fisher Scientific’s Acquisition of Patheon. (Operator Instructions)

I would now like to turn the conference over to Mr. Ken Apicerno, Vice President of Investor Relations at Thermo Fisher Scientific. Please go ahead, sir.

Kenneth J. Apicerno - Thermo Fisher Scientific Inc. - VP of IR and Treasurer

Thank you, and good morning, everyone. Welcome to our conference call to discuss Thermo Fisher’s acquisition of Patheon, which we announced earlier today.

On the call with me today is Marc Casper, our President and Chief Executive Officer; Stephen Williamson, our Chief Financial Officer; and Jim Mullen, CEO of Patheon. You’ll find a brief slide presentation in the Investors section of our website, thermofisher.com, under the section titled, Webcasts and Presentations. And we’ll walk through that deck this morning. After the prepared comments, we’ll open it up for Q&A.

Before we begin, let me briefly cover our safe harbor statement. Various remarks that we may make about the future expectations, plans and prospects constitute forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors as set forth in Thermo Fisher and Patheon’s most recent annual reports and current reports, which are on file with the SEC and available on our respective websites; as well as the possibility that expected benefits related to the transaction may not materialize as expected; the transaction not being timely completed, if completed at all; prior to the completion of the transaction, Patheon’s business experiencing disruptions due to transaction-related uncertainty or other factors, making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities and difficulty retaining employees; the outcome of any legal proceedings related to the proposed transactions and the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the

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expected time frames or at all. While Thermo Fisher or Patheon may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so even if our estimates change. And therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

Also during the call, we’ll be referring to certain financial measures not prepared in accordance with generally accepted accounting principles, or GAAP, such as adjusted EPS and adjusted operating income. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects consistent with how management measures and forecasts the company’s performance, especially when comparing such results to previous periods or forecasts.

On Slide 3, you’ll see references to where you can find additional information on the transaction, which is also outlined in our press release.

So with that, I will now turn the call over to Marc. Marc?

Marc N. Casper - Thermo Fisher Scientific Inc. - CEO, President and Director

Thank you, Ken. Good morning, everyone, and thank you for joining us.

Turning to Slide 4 in the presentation. We’re really excited to announce our agreement to acquire Patheon. As you know, we’re the leading supplier to the pharmaceutical and biotech industry. In fact, it’s our largest and fastest-growing end market.

Today, we support our customers in research, clinical trials logistics services and production. Patheon’s capabilities are highly complementary and will considerably strengthen our unique value proposition for these customers.

Patheon gives us entry into the contract development and manufacturing services market. I’ll cover this in a bit more detail in a few minutes. But this is a large and high-growth market that opens up new growth opportunities for us. This transaction is compelling from a financial perspective.

A quick snapshot on the deal: This is an all-cash transaction, and we’re paying $35 per share. We expect it to be immediately and significantly accretive to our adjusted EPS. It has an attractive return on investment profile, and we expect to complete the transaction by the end of 2017.

Before I get into the details, I’d like to turn it over to Jim to make a few comments about the transaction. Jim?

James C. Mullen - Patheon N.V. - CEO and Executive Director

Thank you, Marc. I share your excitement about the combination of Patheon with Thermo Fisher. I would like to take a moment to highlight the tremendous value this transaction brings to all of our stakeholders.

First, it offers immediate and significant value for our shareholders, who will receive $35 per share in cash for each share of Patheon they own. Over the past 6 years, we’ve built a leading company in the CDMO space with exciting growth prospects. This combination is all about continuing that momentum.

Joining Thermo Fisher’s leading global organization will enable us to expand our reach and capitalize on the tremendous success Patheon has achieved in recent years. Together, both companies will be better positioned to add scale and new value chain capabilities to expand our offerings to our biopharma customers.

I have to point out that this transaction would not have been possible without the hard work of our talented team. They displayed an unwavering commitment to providing innovative solutions and expertise that help our customers deliver the highest-quality medicines to patients.

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Importantly, Thermo Fisher’s mission to enable its customers to make the world healthier, cleaner and safer is very much aligned with our commitment to a healthier world delivered.

We believe this transaction is an ideal fit and the logical next step in the evolution of our company. We will create more value for all of our key stakeholders as part of Thermo Fisher.

With that, I’ll turn it back over to Marc. Thank you.

Marc N. Casper - Thermo Fisher Scientific Inc. - CEO, President and Director

Thanks, Jim. Turning back to the presentation. Slide 5 gives you an overview of the CDMO market. It’s a very attractive $40 billion market that’s growing in the mid-single to high single digits.

The growth is driven by 2 key industry trends. First is the increase in demand from smaller biotech companies that are rapidly growing in number. They don’t have the in-house capability, so they need outsourced support to advance their molecules from research to the commercial marketplace.

And the second is growing demand from larger biopharma companies that are increasing their outsourcing activities so they can focus on their core business. They’re also consolidating the number of outsourced providers to fewer trusted partners like Thermo Fisher and Patheon.

This is a highly fragmented industry with the top 10 players, including Patheon, addressing roughly 35% of the market today. Some of the other players in this market would include Lonza and Catalent. As you see, the trend is increasingly moving towards leveraging outsourcing, and Patheon has a strong competitive position.

The slide also shows the 3 key market segments that comprise the CDMO space. Development services is about a $2 billion market. Patheon has a very strong position here and offers a full spectrum of services. The largest market is the manufacturing of active pharmaceutical ingredients or APIs, and that’s about $24 billion. Patheon is a focused player here. It provides a range of services to support the fast-growing market for biologics as well as strong expertise in complex chemistries used in small molecule drugs. The third piece is the manufacturing of finished dosage forms, which is about a $15 billion segment. This covers production and packaging of drugs that are ready for commercialization, including solid, liquid and injectable forms. Patheon has built a scale position here, covering a wide range of finished dosage forms. So to summarize, this is an exciting high-growth market, driven by customer demand for services and expertise that help to reduce the time and cost of drug development.

Slide 6 provides a quick snapshot of Patheon, which is a leading global provider of contract development and manufacturing services. The company has revenues of $1.9 billion and adjusted operating margin of 17%. Patheon will become part of Thermo Fisher’s Laboratory Products and Services segment. The business has a very strong North American and European network to serve the biotech and pharmaceutical industry, with opportunities over time to expand further in Asia Pacific. We’ve included a couple of pie charts that give you a breakdown of the business by capability and geography.

Turning to Slide 7. Patheon is a great strategic fit with our company. The strategic rationale for this transaction is as follows: First, it gives us entry into the large and fast-growing CDMO market. It also makes our unique value proposition for our biopharma customers even stronger by adding highly complementary development and manufacturing capabilities that will allow us to further accelerate growth. Third, as you know, we have a proven track record in successfully integrating acquisitions and our ability to leverage that playbook is extremely powerful in generating revenue synergies as you’ve seen in other transactions. With Patheon, we’ll be able to leverage our industry-leading scale and commercial infrastructure to expand their customer reach. And finally, this transaction offers attractive financial benefits to create value for our shareholders.

On Slide 8. As you know, 1 of the 3 key criteria in our M&A strategy is that it has to create value for our customers. In addition to giving us the opportunity to leverage our commercial scale, which I mentioned on the last slide, this slide shows you the significant customer benefits that the combination will bring.

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This is probably one of the most important points in my presentation. As you know, our clinical trials logistics business and our bioproduction business have historically been our fastest-growing businesses within the company. And between the two of them, they represent about $2.25 billion of our revenue. If you look at the fit between these businesses and Patheon, it is compelling.

Starting with bioproduction. You know that Thermo Fisher is a clear leader in this space. With seamless access to our bioproduction capabilities, Patheon’s biologics development and manufacturing capabilities will provide even greater benefit for customers. Thermo Fisher’s bioproduction business will also benefit from having an in-house world-class showcase for our technologies.

Turning to clinical trials. You’re familiar with our leading BioPharma Services business, which provides packaging and logistics services to efficiently and safely get clinical trial drugs to patients. Adding Patheon’s formulation services, as well as clinical trials manufacturing capabilities, will significantly enhance our ability to help our biopharma customers accelerate innovation and enhance productivity. This is an area where the 2 companies have been exploring a collaboration for some time because the customer benefits are powerful. These 2 examples, plus the significant cross-selling opportunities we’ll have with our biotech and pharmaceutical customers, will drive substantial revenue synergies from this transaction.

Let me remind you that over time, we’ve established our BioPharma Services business as the leading player in the industry. Over the past decade, it’s become the trusted outsource provider for clinical trials logistics with clearly differentiated capabilities. We see the opportunity to do that again with Patheon.

Let me now turn it over to Stephen, who will discuss how we think about the opportunities this transaction creates from a financial perspective.

Stephen Williamson - Thermo Fisher Scientific Inc. - CFO and SVP

Thanks, Marc. I’m also very excited about the transaction, so I’m happy to review some of the financial aspects with all of you today.

Turning to Slide 9. As you saw in our press release this morning, we’re paying $35 per Patheon share. The transaction represents a purchase price of approximately $7.2 billion, which includes the assumption of $2 billion of net debt.

The transaction delivers attractive financial returns. It will be immediately accretive to adjusted earnings per share, and we expect to deliver $0.30 of accretion in the first full year. We expect to generate a total of $120 million of adjusted operating income synergies by year 3 following the close. This includes $90 million of cost synergies and $30 million of adjusted operating income benefit from revenue-related synergies. Cost synergies will come from eliminating redundant public company expenses and deploying our PPI Business System. In terms of revenue synergies, Marc just outlined the compelling opportunities we’ll have by combining our highly complementary capabilities for biopharma customers. As I’m sure you’re aware, we have a strong track record of efficiently and effectively integrating businesses, and we’ll follow that prudent playbook.

And finally in terms of tax. As we’ve done in the past, we expect to significantly benefit from leveraging our combined global structure and anticipate materially lowering Patheon’s tax rates. Expect that we can very quickly reduce that tax rate from approximately 25% to 10% as a result of this transaction. So all in all, the financial profile for this transaction is very strong.

Moving to Slide 10. Let me review some of the important transaction details. In terms of financing, we have a fully committed bridge in place to support our all-cash offer. Permanent financing will be put in place nearer the close date, and we expect that to be a combination of our available cash plus the issuance of new debt and approximately $2 billion of new equity.

In terms of leverage, assuming no further capital deployment in 2017, we expect a pro forma leverage ratio of about 4x total debt to combined adjusted EBITDA at the closing date. And given the strength of our free cash flow, we would expect to reduce that significantly over the course of 2018.

We discussed the proposed permanent financing structure with the ratings agencies, and we fully expect to retain our investment-grade rating. In terms of next steps, we will commence a tender offer. It’s worth noting that we already have an agreement with the 2 largest shareholders, who represent 73% of the 80% required to complete the transaction. We’ll also need to obtain customary regulatory approvals, as well as other closing conditions. We expect to complete the acquisition by the end of 2017.

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So closing with the last slide. We think this transaction is a great fit for our 2 companies. It’s highly complementary to our offering for biopharma customers and gives us access to the large and high-growth CDMO market. It’s financially compelling with great short-term benefits and a long runway to drive substantial share gain opportunities that will further accelerate our growth. This transaction is another great example of our proven capital deployment strategy at work. It strengthens our strategic position, enhances our customer offering and creates significant value for our shareholders.

With that, I’ll turn it back over to Ken.

Kenneth J. Apicerno - Thermo Fisher Scientific Inc. - VP of IR and Treasurer

Thanks, Stephen. Operator, we’re ready to take questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And your first question comes from the line of Ross Muken with Evercore ISI.

Ross Jordan Muken - Evercore ISI, Research Division - Senior MD, Head of Healthcare Services and Technology and Fundamental Research Analyst

So obviously, great deal. As you thought about sort of different verticals [of this thing], Marc, that you can enter, this is obviously one that has really nice growth metrics, and there’s a lot of attractive roll-up opportunity. How are you thinking about — within LPS, sort of this piece as it evolves for Thermo over time and whether this will be an area, one, obviously, that could grow above, it seems, like the corporate average, or at least at the upper end; and then two, how are you thinking about sort of the other assets that are available outside of this in terms of the runway that you have here, not just organically but inorganically?

Marc N. Casper - Thermo Fisher Scientific Inc. - CEO, President and Director

So Ross, thanks, great question or questions. So let me start from the high level about how we think about this transaction and the space that it serves, right? When you think about Patheon and the position in the CDMO market, it fits right in the sweet spot of what our bioproduction business does and what our clinical trials logistics — what we call, BioPharma Services does. So if you think historically over the last number of years, those 2 businesses represent about $2.25 billion of our revenue and have been growing — the fastest growing within the whole company. And this business really is hand-in-glove fit with it. So from that perspective, we see it as very much a natural part of our offering. So that’s kind of how it fits. In terms of the organic prospects for the business, this is a mid-single digit to high single-digit growth business. And therefore, it will be accretive to the organic growth rate of Thermo Fisher over time as well, once we anniversary the first year because it doesn’t count in organic, as you know, in the first year. So that’s, obviously, a strong positive that goes with it. And in terms of the broader landscape, as you and others have heard — or say many times, our industry is quite fragmented. And over time, there’s opportunities to continue to build out the life science tools and diagnostics market. And there’s opportunities to continue to expand on Patheon’s leadership in the CDMO space. And right now, the team is fully focused on working through the integration planning, closing the transaction and executing well. And over time, you’ll see us continue to add to our capabilities.

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Ross Jordan Muken - Evercore ISI, Research Division - Senior MD, Head of Healthcare Services and Technology and Fundamental Research Analyst

Now just quickly as a follow up. And normally, in this type of transactions, the risk is always sort of on the transition in terms of customer reaction. My guess is given your relationship, particularly with the biopharma space, while Patheon, obviously, has a great reputation, you do obviously as well. And my guess is there’ll be quite a bunch of enthusiasm on sort of the—you now owning the assets. Talk to us about some of the outreach you’ll do over the next months after you close, or I guess, next year in terms of how you’ll communicate kind of the breadth now of your BioPharma Service offering versus kind of where you were before and what you expect the customer feedback to be.

Marc N. Casper - Thermo Fisher Scientific Inc. - CEO, President and Director

Yes. So short — the short term and then mid-term. From a very short-term perspective, as soon as the press release went out this morning, that’s when I spent from 7:15 to 8:00 was literally sending notes to our customers. And I’ll continue to do that during the course of the day, as well, I know Jim and the teams around the world because it’s a very exciting transaction. Right now, obviously, we’re 2 separate companies. But once we close, we will look to leverage the strengths of each company to accelerate growth, right? And there are companies or customers that Patheon has incredibly strong positions with, and that will create new opportunities for our BioPharma Services business or our bioproduction business or any part of Thermo Fisher and vice versa. Just given the scale of our thousands of sales reps around the world, just opening doors more seamlessly for Patheon will be a great opportunity. So it will play out over time. And from a commercial reach and cross-selling, we think it will be a terrific opportunity from that perspective.

Operator

Your next question comes from the line of Tycho Peterson with JP Morgan.

Tycho W. Peterson - JP Morgan Chase & Co, Research Division - Senior Analyst

Marc, wondering if you can talk a little more on the revenue synergy opportunity. How much of this is on the development side of the business with some of your existing pharma services businesses? And are there advantages here to adding a longer-cycle business here with typically 5- to 7-year manufacturing contracts, maybe for other parts of the existing Thermo business?

Marc N. Casper - Thermo Fisher Scientific Inc. - CEO, President and Director

Yes, so when I think about the revenue synergies, the cross-selling will fall in both companies, right? So if you think about the cross-selling piece of the $90 million of revenue and $30 million of adjusted operating income that comes from it, you have a certain portion that just comes across our portfolio. But the vast majority of the synergies that are going to come within — both for Patheon’s CDMO offering as well as for our clinical trials logistics business. When I think about it, the smaller customers, the biopharma customers that are — or the biotech customers that don’t have these capabilities, it’s incredibly compelling. Because we’re in at the earliest stage from the research side, so the ability to help the customer go from research all the way through manufacturing, that’s going to be a big part of the synergies. So the exact numbers on each is probably a level of detail we won’t get into today. But with a very large opportunity — and obviously, long term, the geographic footprint is an opportunity. We actually didn’t put it into the model in terms of Asian expansion, but we see that as an interesting upside longer term.

Tycho W. Peterson - JP Morgan Chase & Co, Research Division - Senior Analyst

And then can you talk on the cash flow side of things for Patheon? Do you see an opportunity to improve that? It’s obviously a CapEx-intensive business in terms of adding new capacity. But are there opportunities from your perspective that you flag to maybe improve the cash flow?

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Marc N. Casper - Thermo Fisher Scientific Inc. - CEO, President and Director

I’ll start, and then Stephen may comment. But the PPI Business System that we’ve employed here for the last 15 years has done a really, really strong job of improving the working capital management within the company. I had the opportunity to visit some of the Patheon plants. And obviously, the team visited the network. And this is a well-run company. And where I’m excited is that clearly, PPI will be a benefit for Patheon. But the Patheon way will bring some new tools to our toolkit as well, and the combination will be incredibly compelling. So I see this as one where we’ll take the best thinking from both companies and improve the cash flow characteristics of the combined business.

Stephen Williamson - Thermo Fisher Scientific Inc. - CFO and SVP

Sure. And just to add to that, Patheon’s made some significant capital investments over time. And it’s also done some great transactions to bringing capacity to help fuel the growth. And we’ll continue to look for opportunity

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things like that, to expand the capacity footprint for the business.

Tycho W. Peterson - JP Morgan Chase & Co, Research Division - Senior Analyst

Okay. And then just one last one. Can you give us a sense of how large Patheon is as a customer for Thermo today, just in terms of supplying bioproduction services and equipment?

Marc N. Casper - Thermo Fisher Scientific Inc. - CEO, President and Director

Order of magnitude is about a $50 million customer, 5-0.

Operator

Your next question comes from the line of Derik De Bruin of Bank of America.

Your next question comes from the line of Jack Meehan with Barclays.

Jack Meehan - Barclays PLC, Research Division - VP and Senior Research Analyst

Marc, I was hoping you could elaborate a little bit more on the biologics opportunities. You sized up the options on the market. What was it about Patheon’s capabilities that drew you to the portfolio? And how do you see that — where you’re going to be able to generate the opportunity with your bioproduction assets?

Marc N. Casper - Thermo Fisher Scientific Inc. - CEO, President and Director

Yes. So when you think about the biologics market, obviously, we are a leader in the single-use technologies for the small to mid-scale production of biologics. And that is Patheon’s strategy in terms of where they are strong in the marketplace. So that relationship that Tycho just asked about is — a big part of that is the relationship in bioproduction. And the companies collaborate well, and that will create new opportunities. Because effectively, we’ll become smarter as a bioproduction producer by having a sister business that is doing this every day. We’ll have a showcase facility to demonstrate for customers. And the biologics business will have access to our technologies and capabilities to make sure that they are most competitive in the market. So it’s a really unique opportunity. And obviously, that will play out over time.

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Jack Meehan - Barclays PLC, Research Division - VP and Senior Research Analyst

Great. And then you hinted at the opportunity around Asia-Pac. Can you just talk about how you execute upon that? Is that something where you think it’s just a market maturity, where the region is at this point? And how do you see it fitting in with your broader strategy in the region?

Marc N. Casper - Thermo Fisher Scientific Inc. - CEO, President and Director

So Jack, in terms of Asia Pacific, the way to think about it is, it’s very logical on why Patheon’s network is set up the way it is because the vast majority of the pharmaceutical and biotech market today is in the U.S. and then Europe. There’s a lot of growth in Asia Pacific. It’s very hard for a company to get started without any scale, right? And we’ve been in the markets there for 30-plus years, so the ability to build a facility or scale up a facility is much easier when you are licensed to operate, have a team, know how to do the business practice at all legal entities. So we are a tremendous accelerator. We’re trusted by our customers from that perspective. And it’s just a question of where it is on the priority list. It’s certainly not a day 1 priority. But over time, when we pick the right geography, we’ll be able to scale up in that region and leverage our infrastructure to do so.

Operator

Your next question comes from the line of Tim Evans with Wells Fargo.

Timothy Cameron Evans - Wells Fargo Securities, LLC, Research Division - VP and Senior Equity Analyst

Marc, you talked a little bit about the working capital plan. Wanted to talk about the CapEx plan a little bit. I mean your CapEx is just shy of $500 million, but Patheon’s much smaller business is up there, $200 million-ish. Does this change your capital deployment outlook where there’s going to be more investment in the business and maybe less return of capital to shareholders or anything like that?

Marc N. Casper - Thermo Fisher Scientific Inc. - CEO, President and Director

From a capital investment standpoint, the business is fairly similar to our bio – basically, to our bioproduction business and our BioPharma Services business. So we have a mix of businesses in terms of capital intensity. And a lot of what we observed over this period is that a lot of the network has been built out and the capacity’s there. There’s still going to be many investments to make, but a lot of the big investments that Patheon was making has already been done. So I don’t think it changes our strategy whatsoever from a return of capital in the mid-term. Obviously, between now and through 2018, we’re going to be focusing on executing this transaction and delevering. So other than our dividend, we’re not going to be focused on return of capital in the next 18 months. But after that, it’ll be back to return to normal.

Stephen Williamson - Thermo Fisher Scientific Inc. - CFO and SVP

And Tim, that $200 million, roughly $50 million of that is customer funded, so that’s a gross number in terms of how Patheon’s been running the business.

Timothy Cameron Evans - Wells Fargo Securities, LLC, Research Division - VP and Senior Equity Analyst

Right, fair enough. And then lastly, on – you said Patheon’s tax rate was going to be 10%. What would the combined company tax rate be after this deal closes?

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Stephen Williamson - Thermo Fisher Scientific Inc. - CFO and SVP

It’s — so we’re at 13.3% for the rest of the company, so it will come down slightly, probably 20 basis points.

Operator

Your next question comes from the line of Derik De Bruin with Bank of America.

Derik De Bruin - BofA Merrill Lynch, Research Division - MD of Equity Research

Hey, Marc, the CDMO business is a lot lumpier. And you’re subject to the timing of commercial launches and changes in customers. Also you — it exposes Thermo to more developmental risk and manufacturing risk. I guess how do you think about the risk profile of Patheon versus your traditional businesses and how do you look to sort of mitigate that?

Marc N. Casper - Thermo Fisher Scientific Inc. - CEO, President and Director

Derik, that’s a great question. So when you think about the risk profile of the business, I put them into 2 different buckets, right? The development side of the equation, the business gets paid for, meaning the plan for all of these products is that they make it to market. But if they don’t, the business makes money along the way. So that’s the nature of the development side of it. So there’s not really a risk there other than on a particular project, you may not get all the growth, but you get paid for the work that you’ve done. In terms of lumpiness, this is a business that is pretty predictable on the annual cycle. And certainly, things are lumpy within quarters. And we have a number of businesses within the company that’s like that. And it kind of levels out when you get to the scale of Thermo Fisher, right? This business represents roughly 10% of our total company sales. So from that perspective, we always think about the revenue line on a — really on an annual basis and understand that quarter-to-quarter, as you know how we think about guidance, we don’t get too focused on the movements in between quarters from that perspective. The other areas you have to be great at, managing quality and regulatory landscape. The industry expects it. The production of biotech and pharmaceutical products are highly regulated. Obviously, Thermo Fisher as well is highly regulated in our BioPharma Services business, as well as in our Specialty Diagnostics business. And you’ll see a continued, incredibly focused commitment to doing a great job from a quality and regulatory perspective. So our commitment is there as has Patheon’s commitment been over the years.

Derik De Bruin - BofA Merrill Lynch, Research Division - MD of Equity Research

Great, and just one follow up, if I can.

Marc N. Casper - Thermo Fisher Scientific Inc. - CEO, President and Director

Of course.

Derik De Bruin - BofA Merrill Lynch, Research Division - MD of Equity Research

Yes, how do your — how do sort of your PPI initiatives sort of play into the manufacturing business, and also making sure that you’ve sort of retained the people that you need to at Patheon, just given that it’s a different channel than what you’re normally used to doing in terms of, like selling of instruments and reagents?

Stephen Williamson - Thermo Fisher Scientific Inc. - CFO and SVP

Sure. I’ll cover the PPI one, Derik. I think about the BioPharma Services business, we’ve been able to take the PPI Business System and methodology, which we’ve used largely in more manufacturing type of operations, and bring that to bear to a service business in a very impactful way. So we’ve seen that translate incredibly well. And it’s not just in the manufacturing and packaging side, but I think just in terms of the back-office piece as well. So I think that’s going to translate very well.

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Marc N. Casper - Thermo Fisher Scientific Inc. - CEO, President and Director

Yes, I think the thing that’s interesting, and Stephen’s going to talk about it Wednesday when we have our Analyst Day a little bit, is the better run an operation is, the bigger the impact is from the PPI Business System. When we went to the manufacturing plants at Life Technologies at the operations level, actually they were quite well run back in 2013 at the factory floor. If you look at how rapidly they adopted the methodology and the impact that they drove, it’s really incredible. And Stephen will highlight a little bit in a couple of days. That’s how I would think about Patheon, right? It’s basically giving a skill team additional tools, and they’ll be able to apply them very aggressively. And I think it’s very, very powerful from that perspective.

Operator

Our next question comes from the line of Doug Schenkel with Cowen.

Douglas Anthony Schenkel - Cowen and Company, LLC, Research Division - MD and Senior Research Analyst

So I guess a few financial questions. You’ve had a few on the CapEx profile of the business. Could you give us an update on your free cash flow conversion target subsequent to close? And yes, I’m not sure how you want to answer this one. But how long until you can get back to a debt-to-EBITDA ratio of 3x? Really, what I’m trying to get at there is when do you think you would be back at an acceptable leverage level to deploy capital pursuant to additional M&A?

Stephen Williamson - Thermo Fisher Scientific Inc. - CFO and SVP

So in terms of the leverage ratio, it’s going to be 4x at close and then very rapidly paying that down over the course of ‘18. So I don’t think it precludes us from M&A in terms of additional small bolt-ons. The other question was around...

Douglas Anthony Schenkel - Cowen and Company, LLC, Research Division - MD and Senior Research Analyst

Free cash flow conversion.

Stephen Williamson - Thermo Fisher Scientific Inc. - CFO and SVP

Free cash flow conversion, yes, so when I think about this business and the company going forward, after integration, we’ll be operating at 90% conversion of adjusted free cash flow—of adjusted net income into free cash flow. So (inaudible) in line with the rest of the company.

Douglas Anthony Schenkel - Cowen and Company, LLC, Research Division - MD and Senior Research Analyst

Okay. And then another one, Stephen. We mathematically can get to $0.30 in year 1 accretion with no sales synergies, under 9% of target OpEx, cost synergies, which usually we can get to with just looking at overlapping public company and administrative costs and then the improved tax rate. The point is it seems like you can get to your $0.30 accretion target in year 1 without doing a whole lot differently operationally in the first year. Again, just kind of cutting out overlapping cost and layering in the tax. Is that the right way to think about this, at least in the context of your guidance?

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Stephen Williamson - Thermo Fisher Scientific Inc. - CFO and SVP

So the exact timing – in terms of the accretion, year 1 accretion of $0.30 is – yes, there’s an element of the public company – clearly, public company cost going away straight away, the tax rate happening very soon. Synergies ramp. it’s approximately $30 million of synergies in year 1 and they ramp over the 3-year period fairly linearly, so costs coming in and getting executed a little quicker and revenue being more back-end loaded in that 3-year period. And then exact accretion coming up in ‘18, we’ll let you know when we produce guidance for ‘18 in terms of the full impact.

Douglas Anthony Schenkel - Cowen and Company, LLC, Research Division - MD and Senior Research Analyst

Okay. And last one, you indicated that you expect the deal to close by year-end. Given the concentrated ownership of Patheon and the fact that you have most of those folks, if not all of those folks onboard with the deal, it would seem on the surface that this could get done sooner than late in the year. Can you just walk us through the logic and maybe you could comment on the possibility that this gets done a bit more quickly than say, 7, 8 months from now?

Marc N. Casper - Thermo Fisher Scientific Inc. - CEO, President and Director

So Doug, the key thing from the regulatory pathway is the EU from a regulatory review perspective. And we have the summer holiday that may -our experience is things in May don’t make it through the funnel through the summer holiday. That’s been our historical experience, so that’s one of the gating factors here. And then from the tender offer, it’s a Dutch transaction, it’s a little more complicated. But nonetheless, the 2 main shareholders have signed up for the transaction, so we’ll go through that process and targeting to be done by year-end.

Douglas Anthony Schenkel - Cowen and Company, LLC, Research Division - MD and Senior Research Analyst

Okay. Last one, could you just comment on when you would expect to raise – I think you have to do – is there a $2 billion equity raise component? I guess, is there – I guess in terms of going to the market to raise additional capital, any thoughts – anything you can share on timing there?

Stephen Williamson - Thermo Fisher Scientific Inc. - CFO and SVP

So yes, there’s an assumption of a $2 billion equity component to this in terms of the [favorable] funding. Still looking at our different alternatives in terms of equity raise or placements, so we’ll finalize that over the coming weeks.

Operator

Your next question comes from the line of Matthew Mishan with KeyBanc.

Matthew Ian Mishan - KeyBanc Capital Markets Inc., Research Division - VP and Senior Equity Research Analyst

On the API business, I think that’s one of the big differentiators for Patheon versus its peers. And it’s a sizable piece of the CDMO market. How do you kind of view their exposure there? And do you view that as something you’re looking to add to or be a little bit more careful with?

Marc N. Casper - Thermo Fisher Scientific Inc. - CEO, President and Director

So Jim, maybe spend a moment just kind of framing it and then I can add some comments.

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James C. Mullen - Patheon N.V. - CEO and Executive Director

Sure. Matthew, you’re right. The API, the small molecule API is a big segment. We have focused our business on the most complex chemistry in the most regulated parts of the value chain, so we’re typically working on either very complex chemistries that fewer others will work on or very newly launched or late-stage clinical development molecules. And then what we do is we have a whole global network of suppliers underneath that, that we use for acquiring common intermediates or any kind of commoditized product. And so what you will see us do, which is what we’ve done over the past couple of years, is as the product matures, we’ll take the opportunity to really outsource some of the earlier parts of the chemistry, while we continue to do the finishing chemistry, if you will, of the regulated steps. And that allows us really to stay in the highest-value part of that pyramid.

Marc N. Casper - Thermo Fisher Scientific Inc. - CEO, President and Director

And that’s been — as we looked at the strategy, it makes sense on what Patheon’s doing because certain parts of that value chain are on the lower end that doesn’t make a lot of sense to be — for us to be producing. So we like the space that they’ve carved out.

Matthew Ian Mishan - KeyBanc Capital Markets Inc., Research Division - VP and Senior Equity Research Analyst

Okay, great. And then last quarter, Patheon had to lowest — had to lower guidance for organic growth from like high single digit, double digit to like a mid-single-digit rate. First off, has some of those headwinds for Patheon abated as it’s kind of moved through the year? And then secondly, what do you kind of view as like the long-term growth target for this business now?

Marc N. Casper - Thermo Fisher Scientific Inc. - CEO, President and Director

Yes. In terms of the trajectory for the business, we’ve had good visibility through the diligence process, both to what was going on in the first quarter, what’s happening currently and what the outlook is for the year. So we understand the dynamics there. From an organic perspective, this should be a consistent mid-single digit to high single-digit organic growth business going forward. That’s how we think about the outlook, Matt.

Operator

Your final question comes from the line of Isaac Ro with Goldman Sachs.

Isaac Ro - Goldman Sachs Group Inc., Research Division - VP

So Marc, quick question on just the structure of the industry. Can you give us a sense of what percent of the market is currently outsourced? And if we look over maybe 5 or 10 years, what that number can be?

Marc N. Casper - Thermo Fisher Scientific Inc. - CEO, President and Director

Yes. So today, about 30% of the market is outsourced. And it’s probably going to 50% over the long term is where it’s going, which creates, obviously, meaningful growth opportunities. That’s not going to happen overnight, but the trend’s clearly in the favor of moving towards more outsourcing. And that’s — over the last decade, we played that trend out within the BioPharma Services. And what we’ve seen is actually the trend’s accelerating. So we went from a relatively low penetration of outsourced to a much higher. And actually, if I look at the speed of where customers are looking today, it’s actually picking up. So we think that plays out in the CDMO market as well. We’re obviously an incredibly trusted partner of our customers, which is why we really truly are dominant #1 in the BioPharma Services business. And we see over time, the opportunity to expand Patheon’s market position.

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Isaac Ro - Goldman Sachs Group Inc., Research Division - VP

Got it. And then just a follow-up for Steve. What are you guys assuming for cost of debt?

Stephen Williamson - Thermo Fisher Scientific Inc. - CFO and SVP

Cost of debt, assuming 2.5% in terms of the permanent financing.

Marc N. Casper - Thermo Fisher Scientific Inc. - CEO, President and Director

Thanks, Isaac, and thanks, everyone, for joining us today. It’s clearly very exciting news for Thermo Fisher and Patheon. We look forward to working with Jim and the Patheon team to kick off the integration planning and officially — and efficiently complete the transaction. And of course, we look forward to seeing you in New York for our Analyst Day meeting on Wednesday. Thank you, everyone.

Operator

This concludes today’s conference call. You may now disconnect, and have a wonderful day.

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